Exhibit (a)(5)(vi)
For Immediate Release
Tuesday, January 16, 2007
NACCO INDUSTRIES, INC. INCREASES TENDER OFFER PRICE
FOR APPLICA TO $8.05 PER SHARE

CLEVELAND, OH, January 16, 2007 — NACCO Industries, Inc. (NYSE: NC) announced today that through an indirect, wholly owned subsidiary, it has increased the offer price in its cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of Applica Incorporated (NYSE: APN) from $7.90 per share to $8.05 per share. The expiration date of the tender offer will be extended to January 29, 2007 as a result of the price increase.
Applica previously announced that it will reconvene the Special Meeting of its shareholders on January 17, 2007 to vote on the proposed Harbinger merger. Applica shareholders are urged to accept the NACCO offer at $8.05 per share.
As of the close of business on Friday, January 12, 2007, approximately 3,300 shares have been tendered pursuant to the tender offer.
Questions regarding the tender offer or requests for offering materials should be directed to the information agent, MacKenzie Partners, Inc., at (800) 322-2885. Offering materials are being filed today by Apex Acquisition Corporation, an indirect, wholly owned subsidiary of NACCO, with the Securities and Exchange Commission (SEC) and will be available on the SEC’s website at http://www.sec.gov. Applica’s shareholders are urged to read the offering materials filed by Apex Acquisition Corporation, which contain important information.
THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL, WHICH MAY BE MADE ONLY PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL INITIALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 15, 2006, AS AMENDED. THE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF APPLICA SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT COMPLY WITH THE LAWS OF THAT JURISDICTION.
About NACCO
NACCO is an operating holding company with three principal businesses: lift trucks, housewares and mining. NACCO Materials Handling Group, Inc. designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster® and Yale® brand names. NACCO Housewares Group consists of Hamilton Beach/Proctor-Silex, a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc., a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection® and Le Gourmet Chef® store names in outlet and traditional malls throughout the United States. The North American Coal Corporation mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. Additional information about NACCO is available at www.nacco.com.
FOR QUESTIONS ABOUT THE TENDER OFFER, CONTACT:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Toll-Free: (800) 322-2885 or,
Call Collect: (212) 929-5500
tenderoffer@mackenziepartners.com
ANALYSTS AND MEDIA CONTACT:
NACCO Industries, Inc.
Christina Kmetko
Manager — Finance
(440) 449-9669